

June 27, 2017

Mr. Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
500 Boylston Street
Boston, MA 02116

> Re: RMR Real Estate Income Fund
> File Nos. 333-218384 and 811-22260

Dear Mr. Burdon:

On May 31, 2017, you filed a registration statement on Form N-2 on behalf of the RMR Real Estate Income Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

1. Please advise if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

Prospectus Summary — The Offering (pages 2 -3)

2. You state that "[u]nder normal circumstances, the Fund invests at least 80% of its Managed Assets in securities issued by real estate companies." Please replace the reference to "Managed Assets" with "net assets, plus borrowings for investment purposes" here and throughout the filing, or advise why your statement is sufficient under Rule 35d-1 of the Investment Company Act of 1940.

Prospectus Summary — Preferred Shares (page 5)

3. With respect to your statement that "[t]he Fund may also engage in investment management techniques which will not be considered senior securities if the Fund establishes a segregated account with cash or other liquid assets or sets aside assets on the accounting records equal to the Fund's obligations in respect of such," please disclose examples of such techniques.

Prospectus Summary — Distributions (pages 5-6)

4. Please disclose on the cover page that the fund's annualized distributions on its preferred and common shares may contain a return of capital.

Prospectus Summary — Risk Factors and Special Considerations – Interest Rate Risk (page 18)

5. Please consider whether it is necessary to include the statement that "[t]he Fund may be subject to a greater risk of rising interest rates due to the current period of historically low interest rates" twice.

Prospectus Summary — Management – (page 25)

6. Please consider adding a standalone risk factor corresponding to your statement that "[b]ecause the Management Fee is based on a percentage of Managed Assets, which includes assets attributable to the Fund's use of leverage, the Advisor may have a conflict of interest in the input it provides to the Board regarding whether to use or increase the Fund's use of leverage."

Use of Proceeds (page 28)

7. Please relocate the "Use Of Proceeds" section, as the information required by Items 1, 2, 3 and 4 must appear in order in the prospectus, and may not be preceded or separated by any other information. See General Instruction 1 to Form N-2.

Summary of Fund Expenses (pages 29-30)

8. Please submit a completed fee table and example calculation in the next pre-effective amendment for us to review. We may have additional comments.

9. If the Fund will offer additional preferred shares within 12 months of the effective date of the registration statement, please disclose in the prospectus and revise the fee table to reflect the additional costs to holders of common shares.

Investment Objectives and Policies — Convertible Securities (page 40)

10. We note that the Fund invests in convertible securities. If the Fund invests or expects to invest in contingent convertible securities ("CoCos"), the Fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos , and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform us whether, and to what extent, the Fund intends to invest or currently invests in CoCos.

Investment Objectives and Policies — Other Investment Companies (pages 41-42)

11. Given that the Fund will invest in other investment companies, please consider whether a line item should be added to the Fund Expenses table for Acquired Fund Fees and Expenses.

Investment Objectives and Policies — Strategic Transactions and Other Management Techniques (pages 43-44)

12. Please disclose how the Fund will value derivatives for purposes of complying with its 80% policy and calculating Managed Assets. We may have further comments.

Risk Factors and Special Considerations (pages 53-83)

13. Please distinguish the principal investment risks from the non-principal risks by, for example, specifying the type of risk in parenthesis next to each risk or by separating the principal and non-principal risks into categories with applicable headings.

Risk Factors and Special Considerations - Anti-Takeover Provisions (page 80)

14. This section states "[t]he Fund's Governing Documents contain various provisions which may make it difficult for anyone to force the Fund to convert to an open end fund or to cause a change of control of the Fund." The staff of the Division of Investment Management has taken the position that, if a fund opts in to the Maryland Control Share Acquisition Act (the "MCSAA"), its actions are inconsistent with Section 18(i) of the Investment Company Act. See Boulder Total Return Fund, Inc., SEC Staff No-Action Letter (pub. avail. Nov. 15, 2010). Since the Fund is a Maryland corporation, please disclose in this section that the Fund has not opted in to the MCSAA.

Risk Factors and Special Considerations - Portfolio Turnover Risk (page 80)

15. Given your statement on page 47 that "the Fund does not expect that its turnover rate under normal market conditions will be greater than 50%," it is unclear why you have included Portfolio Turnover Risk as a risk. Please advise or revise.

Management of the Fund (page 84)

16. We are unable to locate the statement required to be in this section by Item 9(b)(4) of Form N-2. Please advise or revise.

Managed Dividend Policy (page 90)

17. Please consider whether it is necessary to state that "[t]he Fund may rely on an exemptive order from the SEC to implement a managed dividend policy" twice.

Dividend Reinvestment and Cash Purchase Plan (pages 91-92)

18. Please briefly explain in the section what it means for common shares to be held in non-certificated form vs. certificated form.

SAI - Management of the Fund — Board Leadership Structure and Committees (pages 28-30)

19. Please disclose the procedures shareholders should follow to submit nominations to the Fund's Board. See Item 18(5)(b)(4) of Form N-2.

Closing

We note that portions of the filing are incomplete or bracketed. We may have additional comments on such portions when you complete them in an amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any amendment.

Responses to this letter should be in the form of an amendment. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at (202) 551-6751.

Sincerely,

/s/ Alison T. White

Alison T. White
Senior Counsel